Exhibit 99.1

Entera Bio Ltd. Phillip Schwartz, CEO Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio Appoints Two New External Independent
Members to the Board of Directors

JERUSALEM (October 2, 2018) – Entera Bio Ltd. (NASDAQ: ENTX and ENTXW) announced today the appointment of Faith L. Charles and Miranda J. Toledano to the company’s board of directors, effective immediately. The appointments of Ms. Charles and Ms. Toledano were approved by the company’s shareholders at its annual meeting held on Thursday, September 27, 2018.

“We are excited to have Faith and Miranda join our Board of Directors.  They both bring a wealth of experience and professional skills that will make them valuable contributors to the Board and advisors to the company’s management team, especially in terms of their knowledge of the capital markets and business development, as well as the biopharma sector,” stated Mr. Gerald Lieberman, Chairman of Entera’s Board of Directors.  “We believe that these two new external independent directors strengthen the Board by further diversifying the skills and experience of its members.”

Faith L. Charles is a partner in the Corporate Transactions and Securities Practice, and the chair of the Life Sciences Group at Thompson Hine, LLP., since 2010. Since 2016, Ms. Charles serves as a member of the board of AgilVax Inc., a private biotechnology company focused on cancer immunotherapies and targeted infectious vaccines, and as a member of the board of Gilda's Club New York City, an organization that provides medical, emotional and support services to cancer patients and their families. Since September 2018, Ms. Charles serves as a member of the board of Sandstone Diagnostics, Inc., a private technology and healthcare company focused on using centrifugal testing to improve healthcare.  Ms. Charles also serves as Chair and Co- Founder of Metro NY Women in Bio, an organization of professionals committed to promoting careers, leadership and entrepreneurship for women in the life sciences industry, since 2013. From 2000 until 2010, Ms. Charles served as partner at Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. Prior to that, starting in 1986, Ms. Charles served as partner and associate at other law firms, where she focused on capital markets, licensing and other strategic collaborations and mergers and acquisitions for emerging and public companies. Ms. Charles holds a J.D degree from The George Washington University Law School and a B.A. in Psychology from Barnard College, Columbia University. Ms. Charles is also a graduate of Women in Bio's Boardroom Ready Program, an Executive Education Program taught by The George Washington University School of Business.

Miranda J. Toledano is a partner at Fund7, a newly formed private equity firm and serves as Chief Financial Officer of TRIGR Therapeutics, a clinical stage immuno-oncology company focused on bispecific antibodies. Previously, Ms. Toledano served on the executive management team of Sorrento Therapeutics (Nasdaq: SRNE) as EVP Corporate Development from September 2016 until August 2017. From 2012 to 2016, Ms. Toledano served as Head of Healthcare Investment Banking at MLV & Co. (acquired by B. Riley FBR & Co.), where she completed equity capital market transactions totaling over $4 billion in aggregate value. Prior to joining MLV, from 2004 until 2010, Ms. Toledano served in the investment group of Royalty Pharma, a leading investment firm with over $15 billion in biotherapeutic royalty assets. From 1998 to 2003, Ms. Toledano led the Life Sciences Corporate Finance group at Ernst & Young (Israel). Ms. Toledano holds a BA in Economics from Tufts University and an MBA in Finance and Entrepreneurship from the NYU Stern School of Business.

About Entera Bio Ltd.
Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of parathyroid hormone (PTH) for hypoparathyroidism (EB612) and osteoporosis (EB613).

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com